UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated September 27, 2013, announcing the closing of the Company's public offering of its common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 27, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. ANNOUNCES CLOSING OF ITS UPSIZED
$34.5 MILLION FOLLOW-ON PUBLIC OFFERING

Closing includes full exercise of underwriters' $4.5 million over-allotment option

ATHENS, Greece (September 27, 2013) – Paragon Shipping Inc. (NASDAQ:PRGN) ("Paragon Shipping" or the "Company") today closed its previously-announced upsized public offering of 6,000,000 of its Class A common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares.  Following this offering, the Company has 17,441,442 shares of common stock outstanding.

The gross proceeds from the offering before the underwriting discount and other offering expenses payable by the Company amounted to approximately $34.5 million (including $4.5 million from the exercise of the over-allotment option).  The net proceeds from the offering after the underwriting discount and other offering expenses payable by Paragon Shipping are expected to be approximately $32.0 million.

The majority of the net proceeds of the offering are expected to be used by Paragon Shipping to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers with scheduled delivery in May and July 2014, respectively.  Paragon Shipping has agreed to acquire these vessels from an affiliated entity, subject to the closing of this offering, the receipt of refund guarantees from the shipyard, and customary closing conditions.  The remainder of the net proceeds are expected to be used for general corporate purposes, which may include additional newbuilding and secondhand vessel acquisitions and/or the repayment of debt.

Maxim Group LLC acted as joint book-running manager and lead managing underwriter of the offering.  Global Hunter Securities and National Securities Corporation, a wholly owned subsidiary of National Holdings Inc. (OTCBB:NHLD), acted as joint book-running managers of the offering.

The offering was made pursuant to a registration statement previously filed with and declared effective by the Securities and Exchange Commission ("SEC").  The final prospectus relating to the offering has been filed with the SEC and is available at the SEC's website at http://www.sec.gov.  Copies of the final prospectus relating to this offering may also be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3685 or by email to syndicate@maximgrp.com).

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes.  Paragon Shipping's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt.  In addition, Paragon Shipping's current newbuilding program (excluding the vessels to be acquired with the proceeds of this offering as described herein) consists of one Handysize drybulk carrier scheduled to be delivered in the fourth quarter of 2013 and two 4,800 TEU containerships that are scheduled to be delivered in 2014.  Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction.  For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made in this press release are "forward-looking statements" as defined by U.S. federal securities laws, such as those, among others, relating to the Paragon Shipping's expectations regarding the completion and use of proceeds of the proposed public offering.  Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.  All forward-looking statements involve risks and uncertainties.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions, the satisfaction of customary closing conditions related to the public offering described herein and other risks set forth in the prospectus for the offering described herein.  There can be no assurance that Paragon Shipping will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contacts
Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087